BEACON INVESTMENT ADVISORY SERVICES, INC.

163 Madison Avenue, Suite 600

Morristown, NJ 07960

January 7, 2019

Mr. Jeremy 0. May

President ALPS Series Trust

1290 Broadway, Suite 1100

Denver, CO 80203

Re:	ALPS Series Trust (the “Trust”) - Beacon Accelerated Return Strategy Fund (“Accelerated Return Fund”) and Beacon Planned Return Strategy Fund (“Planned Return Fund”) (the “Funds” or a “Fund”)

Dear Mr. May:

This letter confirms the agreement of Beacon Investment Advisory Services, Inc. (the “Adviser”) with the Trust to contractually limit the total amount of the “Management Fees” that it is entitled to receive from a Fund and to reimburse “Other Expenses” to the extent required.

Accelerated Return Fund

The Adviser agrees to limit the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) of the Accelerated Return Fund (excluding Rule 12b-1 Fees, Acquired Fund Fees and Expenses, brokerage expenses, interest expenses, taxes and extraordinary expenses) to an annual rate of: 1.40% of the Accelerated Return Fund's average daily net assets for each of Accelerated Return Fund's Class A Shares and Institutional Class, through January 31, 2020.

The Adviser will reduce the fee payable with respect to the Accelerated Return Fund to the extent of such excess and/or shall reimburse the Accelerated Return Fund (or class as applicable) by the amount of such excess. If applicable, the waiver or reimbursement shall be allocated to each class of the Accelerated Return Fund in the same manner as the underlying expenses or fees were allocated.

Planned Return Fund

The Adviser agrees to limit the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) of the Planned Return Fund (excluding Rule 12b-1 Fees, Acquired Fund Fees and Expenses, brokerage expenses, interest expenses, taxes and extraordinary expenses) to an annual rate of 1.40% of the Planned Return Fund's average daily net assets for each of Planned Return Fund's Class A Shares and Institutional Class, through January 31, 2020. The Adviser will reduce the fee payable with respect to the Planned Return Fund to the extent of such excess and/or shall reimburse the Planned Return Fund (or class as applicable) by the amount of such excess. If applicable, the waiver or reimbursement shall be allocated to each class of the Planned Return Fund in the same manner as the underlying expenses or fees were allocated.

The Trust shall invoice the Adviser with respect to any such reimbursement amounts owed by the Adviser to the Trust. Any such invoices are payable upon receipt. Invoices should be delivered via email to the Adviser at erman.civelek@beacontrust.com, or such other email address as the Adviser may instruct the Trust.

The Adviser further agrees that such fee waivers and reimbursements for each Fund are effective as of February 1, 2019, and shall continue at least through January 31, 2020.

The Adviser will be permitted to recover with respect to a Fund, on a class-by-class basis, fees waived and expenses paid only to the extent that such repayment would not cause such Fund's Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the lesser of (i) the contractual expense limitation amount that was in effect at the time the fees were waived or the expenses were limited, or (ii) the contractual expense limitation amount that is in effect at the time of recoupment.. Notwithstanding the foregoing, a Fund will not be obligated to pay any such reduced fees and expenses more than three years after the date on which the fee and expense was reduced.

BEACON INVESTMENT ADVISORY SERVICES, INC.

By:	/s/ Erman Civelek
Name:	Erman Civelek
Title:	Senior Vice President

Your signature below acknowledges acceptance of this letter agreement:

ALPS SERIES TRUST

By:	/s/ Jeremy O. May
Name:	Jeremy O. May
Title:	President

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